AB 3/17

KH 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 52062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFA Security Asset Management Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 Lisburn Rd Ste 102
(No. and Street)

Camp Hill (City) PA (State) 17011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Schultz Sheridan + Fritz
(Name – *if individual, state last, first, middle name*)

210 Grandview Ave (Address) Camp Hill (City) PA (State) 17011 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11017679

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, David L Englehart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFA Security Asset Management Inc, as of Feb. 25th, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Laura L. Kennedy, Notary Public
Newberry Twp., York County
My Commission Expires Feb. 18, 2013
Member, Pennsylvania Association of Notaries

[Signature]
Notary Public

[Signature]
Signature

VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL RECEIVED PROCESSING SECTION
FEB 28 2011
WASH, D.C. 100

PFA SECURITY ASSET MANAGEMENT, INC

YEARS ENDED DECEMBER 31, 2010 AND 2009

PFA SECURITY ASSET MANAGEMENT, INC.

YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS

BROWN SCHULTZ SHERIDAN & FRITZ
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

A Professional Corporation

Independent Auditors' Report

Stockholders
PFA Security Asset Management, Inc.
Camp Hill, Pennsylvania

We have audited the accompanying balance sheets of PFA Security Asset Management, Inc. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFA Security Asset Management, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Brown Schultz Sheridan & Fritz

Camp Hill, Pennsylvania
February 17, 2011

210 GRANDVIEW AVENUE, CAMP HILL, PENNSYLVANIA 17011 T: 717.761.7171 F: 717.737.6655
227 GRANITE RUN DRIVE, SUITE 200, LANCASTER, PENNSYLVANIA 17601 T: 717.581.1040 F: 717.581.1042
800.294.7360 www.bssf.com

PFA SECURITY ASSET MANAGEMENT, INC.

BALANCE SHEETS – DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash	$ 8,396	$ 8,400
Accounts receivable	12,693	13,068
Total assets	$ 21,089	$ 21,468
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities, accounts payable	$ 10,165	$ 13,068
Stockholders' equity:		
Common stock, no par value; 1,000 shares authorized; 100 shares issued; 71.74 shares outstanding	1,000	1,000
Additional paid-in capital	47,216	47,216
Accumulated deficit	(32,292)	(34,816)
Less treasury stock, 28.26 shares at cost	(5,000)	(5,000)
Total stockholders' equity	10,924	8,400
Total liabilities and stockholders' equity	$ 21,089	$ 21,468

See notes to financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010		2009	
	Amount	Percentage of income	Amount	Percentage of income
Commission income	$ 976,862	100.0 %	$ 1,173,893	100.0 %
Operating expenses	974,338	99.7 %	1,173,766	99.9 %
Net income	$ 2,524	0.3 %	$ 127	0.1 %

See notes to financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common stock	Additional paid-in capital	Accumulated deficit	Treasury stock	Total
Balance, January 1, 2009	$ 1,000	$ 47,216	$ (34,943)	$ (5,000)	$ 8,273
Net income			127		127
Balance, December 31, 2009	1,000	47,216	(34,816)	(5,000)	8,400
Net income			2,524		2,524
Balance, December 31, 2010	$ 1,000	$ 47,216	$ (32,292)	$ (5,000)	$ 10,924

See notes to financial statements.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 2,524	$ 127
Adjustments:		
Decrease (increase) in accounts receivable	375	(1,339)
Increase (decrease) in accounts payable	(2,903)	1,212
Net cash used in operating activities	(4)	-
Cash:		
Beginning of year	8,400	8,400
End of year	$ 8,396	$ 8,400

See notes to financial statements.

1. Summary of significant accounting policies:

Nature of operations:

PFA Security Asset Management, Inc. (the Company) was incorporated in the State of Arizona on July 20, 1999. The Company is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934. The Company's operations are limited to investment company products and variable insurance contracts.

Accounting method and revenue recognition:

The financial statements reflect the accrual method of accounting. Revenue is recognized when earned and expenses are recognized when incurred.

Accounts receivable and bad debt:

The Company writes off any accounts deemed to be uncollectible. Potential bad debt at the end of the period is immaterial in relation to total accounts receivable. Therefore, a reserve for doubtful accounts has not been established.

Income taxes:

The Company has elected taxation as a Subchapter S corporation for federal and state income tax purposes. Consequently, tax liabilities are the responsibility of the Company's stockholders. Therefore, no income tax provision is reflected in the financial statements.

Effective January 1, 2009, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, as now codified in FASB Accounting Standards Codification (ASC) 740, to account for uncertainty in income taxes. There was no impact on the financial position or results of operations from adoption. The Company files U.S. federal, Pennsylvania and Arizona state income tax returns. The Company is no longer subject to federal or Pennsylvania income tax examinations for years before 2007, or Arizona income tax examinations for years before 2006.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

1. Summary of significant accounting policies (continued):

Subsequent events:

The Company has evaluated subsequent events through February 17, 2011, the date which the financial statements were available to be issued.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 and 2009, the Company had net capital of $10,924 and $8,400, respectively, which were $5,924 and $3,400, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.93 to 1 at December 31, 2010 and 1.56 to 1 at December 31, 2009.

3. Related party transactions:

All of the Company's commission expenses are paid to stockholders of the Company. Commission expenses were $908,781 and $1,140,369 for the years ended December 31, 2010 and 2009, respectively. Commission expenses due to stockholders were $8,365 and $8,818 at December 31, 2010 and 2009, respectively.

The Company incurred $60,557 and $33,396 to PFA Professional Group, LLC in 2010 and 2009, respectively, for general and administrative costs, of which $1,800 and $4,250 were included in accounts payable at December 31, 2010 and 2009, respectively. PFA Professional Group, LLC is an affiliate by common ownership.

4. Concentration:

The Company received 91% and 92% of its commission income in 2010 and 2009, respectively, from one investment provider, and an additional 5% from another provider in each of the years 2010 and 2009.

BROWN SCHULTZ SHERIDAN & FRITZ
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

A Professional Corporation

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Stockholders
PFA Security Asset Management, Inc.
Camp Hill, Pennsylvania

We have audited the accompanying basic financial statements of PFA Security Asset Management, Inc. as of December 31, 2010 and 2009 and have issued our report dated February 17, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the U.S. Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Brown Schultz Sheridan & Fritz

Camp Hill, Pennsylvania
February 17, 2011

210 GRANDVIEW AVENUE, CAMP HILL, PENNSYLVANIA 17011 T: 717.761.7171 F: 717.737.6655
227 GRANITE RUN DRIVE, SUITE 200, LANCASTER, PENNSYLVANIA 17601 T: 717.581.1040 F: 717.581.1042
800.294.7360 www.bssf.com

PFA SECURITY ASSET MANAGEMENT, INC.

SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Net capital, stockholders' equity	$ 10,924	$ 8,400
Aggregate indebtedness, accounts payable	$ 10,165	$ 13,068
Computation of basic net capital requirements:		
Minimum net capital required:		
Corporation (aggregated indebtedness x 6.67%)	$ 678	$ 871
Minimum dollar net capital required	$ 5,000	$ 5,000
Net capital	$ 10,924	$ 8,400
Less minimum dollar net capital required	5,000	5,000
Excess net capital	$ 5,924	$ 3,400
Net capital	$ 10,924	$ 8,400
Aggregate indebtedness x 10%	1,017	1,307
Excess net capital	$ 9,907	$ 7,093
Ratio, aggregate indebtedness to net capital	0.93	1.56
Reconciliation with corporation's computation:		
Net Capital as reported in Corporation's Part IIA (Unaudited) FOCUS report	$ 10,924	$ 8,400
Net capital per above	$ 10,924	$ 8,400

Independent Auditors' Report On Internal Control

Stockholders
PFA Security Asset Management, Inc.
Camp Hill, Pennsylvania

In planning and performing our audits of the financial statements of PFA Security Asset Management, Inc. as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

210 GRANDVIEW AVENUE, CAMP HILL, PENNSYLVANIA 17011 T: 717.761.7171 F: 717.737.6655
227 GRANITE RUN DRIVE, SUITE 200, LANCASTER, PENNSYLVANIA 17601 T: 717.581.1040 F: 717.581.1042
800.294.7360 www.bssf.com

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based upon this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Brown Schultz Sheridan & Fritz

Camp Hill, Pennsylvania
February 17, 2011

Independent Auditors' Report On Exemption From Provisions For Determination Of Reserve Requirements Pursuant to Securities And Exchange Commission Rule 15c3-3

Stockholders
PFA Security Asset Management, Inc.
Camp Hill, Pennsylvania

Pursuant to our audits of the basic financial statements of PFA Security Asset Management, Inc. as of December 31, 2010 and 2009, we applied additional procedures regarding the Company's compliance with maintaining required customer reserves pursuant to Securities and Exchange Commission Rule 15c3-3.

Management believes that the Company is exempt from the provisions and requirements of Rule 15c3-3 under paragraph k(1). Transactions are limited to mutual funds, annuities and liquidating sales in which the proceeds are immediately used to purchase investment company products. The Company does not carry securities accounts for customers or perform custodial functions relating to custodial securities.

In conducting our audit in accordance with auditing standards generally accepted in the United States of America, including supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, we noted no instances of noncompliance with the exemption from provisions identified in paragraph k(1) of Rule 15c3-3.

Brown Schultz Sheridan & Fritz

Camp Hill, Pennsylvania
February 17, 2011

210 GRANDVIEW AVENUE, CAMP HILL, PENNSYLVANIA 17011 T: 717.761.7171 F: 717.737.6655
227 GRANITE RUN DRIVE, SUITE 200, LANCASTER, PENNSYLVANIA 17601 T: 717.581.1040 F: 717.581.1042
800.294.7360 www.bssf.com